June 13, 2008

VIA EDGAR

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn:	Michael McTiernan
Byron Cooper

Re:	Varolii Corporation
Registration Statement on Form S-1 (File No. 333-146061)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Varolii Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of Registration Statement File No. 333-146061, and all amendments and exhibits thereto (the “Registration Statement”).

The Registrant requests withdrawal of the Registration Statement because it has determined not to proceed with the public offering contemplated by the Registration Statement due to the difficult market conditions for initial public offerings. The Registrant did not print or distribute any preliminary prospectuses, or actively offer for sale or sell any securities under the Registration Statement. In accordance with Rule 477(c) under the Securities Act, the Registrant advises that it may undertake a subsequent private offering of securities in reliance upon Rule 155(c) under the Securities Act. The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information or documentation, please do not hesitate to contact me at (206) 902-3900.

Very truly yours,

VAROLII CORPORATION

/s/ Jeffry A. Shelby

Jeffry A. Shelby

Vice President and General Counsel